NEWS RELEASE

INTEROIL ENTERS INTO $100 MILLION SECURED LOAN FACILITY

Port Moresby and Houston, TX -- October 16, 2012 - InterOil Corporation (NYSE:IOC) (POMSoX:IOC) announced that IOC and its subsidiaries, EP InterOil and InterOil Limited, have entered into a five year amortizing $100 million secured term loan facility with BNP Paribas Singapore (BNP), Bank South Pacific Limited (BSP), and Australia and New Zealand Banking Group (PNG) Limited (ANZ).

Borrowings under the facility will be used for repayment of all outstanding amounts under the term loan granted by Overseas Private Investment Corporation (OPIC) dated June 12, 2001 (currently net after Debt Service Reserve Account at $25.4 million), and general corporate purposes. The loan is secured by InterOil’s right, title and interest in the fixed assets of the Napa Napa Refinery in Papua New Guinea.

The secured loan facility bears interest at LIBOR plus 6.5%. Approval has been received from Bank of Papua New Guinea, and funding is subject to release by OPIC of all securities under the existing loan agreement, and other standard closing conditions.

InterOil is pleased to have the support and confidence of three of the largest banks operating in the South Pacific. Collin Visaggio, InterOil’s CFO remarked, “We are delighted to have extended our banking relationship with BNP which has led our existing $240 million working capital facility since 2005, and strengthened our existing relationship with BSP, Papua New Guinea’s largest bank, and ANZ, one of the region’s largest lenders. This financing should allow us to maintain our accelerated pace of upstream activity while we complete our negotiations with the PNG State and conclude our LNG partnering process. At this stage we are pleased by the constructive dialogue with the State and the increased interest in investment in Papua New Guinea following the successful election and formation of the strongest coalition government in the country’s history.”

Ian Clyne, BSP Group CEO, commented, “We are proud as a Papua New Guinea bank to be involved as co-lead arranger of this international syndication, and being able to strengthen our partnership with InterOil, one of PNGs leading organisations. InterOil and BSP, are committed to this emerging nation and its local communities.”

Mark Baker, ANZ CEO PNG commented: “InterOil has been a long and valued relationship of ANZ and we are pleased to extend our industry know how and balance sheet support as Mandated Lead Arranger in this transaction. As an international bank with a 100-year presence in PNG and an extensive network across Asia Pacific, we are focused on providing international financial expertise and regional specialists to support the development of key industries in PNG for the benefit of our clients and the wider community.”

Pierre Joseph Costa, BNP Paribas' Regional Head for Structured Finance APAC and Japan, commented: “We are proud to be part of the changing landscape in PNG, and this loan marks a further commitment of the Bank's relationship with InterOil, whom we have been partnering with since 2005.”

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the use of the funds from the loan facility, and closing of the loan facility, the maintenance of the pace of upstream activity, completing negotiations with the PNG State, and concluding our LNG partnering process. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including the terms of the loan facility. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

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